Laboratory Corporation of America-Registered Trademark Holdings
358 South Main Street
Burlington, NC   27215
Telephone:  336-584-5171


FOR IMMEDIATE RELEASE
---------------------

CONTACT:  336-584-5171                     SHAREHOLDER DIRECT: 800-LAB-0401
-------                                    ------------------
          Media - Cynthia Jay, Ext. 6652                       www.labcorp.com
          Investors - Pamela Sherry, Ext. 4855


LABORATORY CORPORATION OF AMERICA-REGISTERED TRADEMARK- REPORTS
FOURTH QUARTER AND FULL YEAR RESULTS


Burlington, NC, February 22, 1999 - Laboratory Corporation of America-Registered Trademark- Holdings (LabCorp-Registered Trademark-) (NYSE:LH) today announced results for the quarter and twelve months ended
December 31, 1998.

FOURTH QUARTER RESULTS
----------------------
Net sales for the fourth quarter of 1998 were $407.8 million, compared to net sales of $376.7 million in the fourth quarter of 1997. Fourth quarter of 1998 operating income was $26.6 million and net income was $35.3 million, compared to an operating loss of $177.3 million and a net loss of $118.7 million in the fourth quarter of 1997, after pretax charges of $182.7 million. After deducting preferred stock dividends, the basic and diluted earnings per common share were $0.20 and $0.11, respectively, in the fourth quarter of 1998, compared to a loss per share of $1.05 for the same period in 1997.

As part of the Company's rigorous process toward converting to one billing system, certain amounts formerly classified as net sales adjustments have been reclassified to bad debt expense to achieve consistency between the Company's two major billing systems. The reclassification will result in increases of equal amounts to both net sales, and selling, general, and administrative (SG&A) expenses in the Company's Statement of Operations. The amounts related to the current period and the reclassified amounts for the prior period were as follows: $16.6 million and $15.3 million for the fourth quarters of 1998 and 1997, respectively; and $64.0 million and $61.0 million for the years 1998 and 1997, respectively. The reclassification of these amounts has no effect on operating income, EBITDA, or earnings per share.

Additionally, based on improved current and projected operating results, the Company reduced its deferred tax asset valuation allowance by approximately $27.5 million during the fourth quarter of 1998. This was reflected as a reduction in the provision for income taxes and had the effect of increasing earnings per share by approximately $0.22 for both the fourth quarter and the year ended December 31, 1998.

"We are pleased with our fourth quarter financial performance," said Thomas P.
Mac Mahon, president and chief executive officer.   "Revenue growth was
exceptionally strong and our cost cutting measures continued to pay off." The revenue increase of 8.2% is the result of a 5.0% increase in price and a 3.2% increase in volume, and is directly related to the Company's ongoing program to improve price and implement its strategic plan to build market share and maintain profitable business.

LabCorp's key performance measure, earnings before interest, taxes, depreciation, and amortization (EBITDA), was $47.7 million for the fourth quarter of 1998, versus a negative $155.8 million for the comparable period in 1997. Operating cash flow for the fourth quarter of 1998 was $35.2 million. The balance owed on LabCorp's $450 million revolving line of credit remained at zero at the end of the quarter.

FULL YEAR RESULTS
-----------------
Net sales for the year ended December 31, 1998, were $1,612.6 million, versus net sales of $1,579.9 million for 1997. The revenue increase of 2% is attributable to a 3.2% increase in price partially offset by a 1.2% decrease in volume. Operating income for the year ended December 31, 1998, was $127.6 million and net income was $68.8 million, compared to an operating loss of $92.0 million and a net loss of $106.9 million for 1997. After deducting preferred stock dividends, the basic and diluted earnings per common share were $0.20 in 1998 compared to a loss per share of $1.06 in 1997.

EBITDA for 1998 was $210.4 million, versus a negative $6.9 million in 1997. Operating cash flow was $125.1 million in 1998.

"LabCorp achieved healthy progress in 1998 by crafting an aggressive strategy to anticipate and capitalize on a host of new opportunities in a changing health care environment," noted Mac Mahon. "In the days ahead, continued growth and increased profitability are anticipated as we continue to press forward with our strategic plan for the benefit of our customers, our employees and our shareholders."

ANNUAL MEETING DATE SET
-----------------------
LabCorp also announced that its annual meeting of stockholders is scheduled for June 16, 1999, in Burlington, North Carolina. Stockholders of record as of April 19, 1999, will be entitled to vote at the meeting.

The Company noted that each of the above forward-looking statements was subject to change based on various important factors, including without limitation, competitive actions in the marketplace and adverse actions of governmental and other third-party payors. Further information on potential factors that could affect the Company's financial results is included in the Company's Form 10-K for the year ended December 31, 1997, and will be included in the Company's Form 10-K for the year ended December 31, 1998.

Laboratory Corporation of America Holdings-Registered Trademark - (LabCorp-Registered Trademark-) is a national clinical laboratory with annual revenues of $1.6 billion in 1998. With more than 18,000 employees and over 200,000 clients nationwide, the company offers more than 2,000 clinical tests, ranging from simple blood analyses to more sophisticated technologies. In addition to the major testing sites, the Center for Molecular Biology and Pathology, LabCorp's leading edge esoteric testing facility located in Research Triangle Park, North Carolina, develops applications for polymerase chain reaction (PCR) technology, a revolutionary technique used to produce some of the most sensitive diagnostic tests ever developed. LabCorp's clients include physicians, state and federal governments, managed care organizations, hospitals, clinics, long-term care facilities, companies, and other clinical laboratories.

- End of Text -

- Table to Follow -

                  LABORATORY CORPORATION OF AMERICA HOLDINGS
                       Summarized Financial Information
                  (Dollars in millions, except per share data)


                                     (Unaudited)             (Unaudited)
                                  Three Months Ended         Year Ended
                                      December 31,           December 31,
                                  ------------------      ------------------
                                      1998    1997          1998     1997
                                  ------------------      ------------------

Net sales                          $ 407.8   $ 376.7     $1,612.6   $1,579.9
                                   =======   =======     ========   ========

Operating income (loss)               26.6    (177.3)       127.6      (92.0)
                                   =======   =======     ========   ========
Earnings (loss) before
    income taxes                      14.9    (190.8)        81.5     (161.3)

Provision for income taxes (2)       (20.4)    (72.0)        12.7      (54.3)
                                   -------   -------     --------   --------
Net earnings (loss)                   35.3    (118.7)        68.8     (106.9)

Less preferred stock dividends
    and accretion of mandatorily
    redeemable preferred stock        10.4      10.5         44.4       23.8
                                   -------   -------     --------   --------
Net income (loss) attributable
    to common shareholders         $  24.9   $(129.2)    $   24.4   $ (130.8)
                                   =======   =======     ========   ========
Basic earnings (loss) per
    share (3)                      $   0.20  $  (1.05)   $    0.20  $   (1.06)
Diluted earnings (loss) per
    share (3)                      $   0.11  $  (1.05)   $    0.20  $   (1.06)


(1) In order to achieve consistency between the Company's two major billing systems, certain amounts formerly classified as net sales adjustments have been reclassified to bad debt expense. The reclassification will result in increases of equal amounts to both net sales, and selling, general and administrative expenses in the Company's Statement of Operations. The amounts related to the current period and the reclassified amounts for the prior period were as follows: $16.6 million and $15.3 million for the fourth quarters of 1998 and 1997, respectively; and $64.0 million and $61.0 million for the years 1998 and 1997, respectively. The reclassification of these amounts will have no effect on operating income, EBITDA, or earnings per share.

(2) Based on improved current and projected operating results, the Company reduced its deferred tax asset valuation allowance by approximately $27.5 million during the fourth quarter of 1998. This was reflected as a reduction in the provision for income taxes and had the effect of increasing earnings per share by approximately $0.22 for both the fourth quarter and the year ended December 31, 1998.

(3) Basic earnings (loss) per common share are based on the weighted average number of shares outstanding during the three- and twelve-month periods ended December 31, 1998, of 125,269,903 shares and 124,846,812 shares, respectively (318,739,501 shares for diluted earnings per share for the three-month period ended December 31, 1998), and the weighted average number of shares outstanding during the three- and twelve-month periods ended December 31, 1997, of 123,542,614 shares and 123,241,222 shares, respectively.
_______________________________